Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven
Personal Retirement Manager Select Series II
Personal Retirement Manager Select Series III
Personal Retirement Manager Series II
[The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the contract was sold. These marketing names include: Personal Retirement Manager Series II and Huntington Personal Retirement Manager Series II]
Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven
Personal Retirement Manager Series II
Personal Retirement Manager II Series V-A
Supplement dated June 23, 2026 to the annual product notice dated May 1, 2026
The following supplements and amends the annual product notice for the above-mentioned contracts. Please read this supplement carefully and retain it for future reference. Special terms not defined in this supplement have the same meanings as in the annual product notice.
Effective May 1, 2026, in Appendix A - Investment Options Available Under the Contract:
“Current Expenses” for the following funds are updated:

Fund and Adviser/Subadviser	Current Expenses
AB VPS Balanced Hedged Allocation Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.98%*
AB VPS Discovery Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.07%
Franklin Mutual Shares VIP Fund - Class 4 Adviser: Franklin Mutual Advisers, LLC	1.04%
Franklin Strategic Income VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	1.17%*
Hartford Capital Appreciation HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.93%
Hartford Disciplined Equity HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.85%
Lord Abbett Bond-Debenture Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	1.05%
LVIP American Century VP Mid Cap Value Fund - Service Class Adviser: American Century Investment Management, Inc.	1.01%*
LVIP American Century VP Value Fund - Service Class Adviser: American Century Investment Management, Inc.	0.86%*
Putnam VT Large Cap Growth Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	0.87%

The following fund names are updated:

Former Name	New Name
American Funds Global Small Capitalization Fund	American Funds SMALLCAP World Fund
American Funds International Fund	American Funds EUPAC Fund

HV-8269